CHINA CARBON GRAPHITE GROUP, INC.
c/o Xinghe Xingyong Carbon Co., Ltd.
787 Xicheng Wai
Chengguantown
Xinghe County
Inner Mongolia, China

September 22, 2011

Ms. Amanda Ravitz
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         China Carbon Graphite Group, Inc.
Post-Effective Amendment No. 2 to Form S-1
Filed August 10, 2011
File No. 333-164760

Dear Ms. Ravitz:

Reference is made to the letter dated August 26, 2011 (the “Comment Letter”) to China Carbon Graphite Group, Inc. (the “Company”), setting forth the Staff’s comment to the above-referenced registration statement filed by the Company with the SEC.

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact Ari Edelman, Esq. at (212) 715-9341.

Sincerely, /s/ Donghai Yu Donghai Yu Chief Executive Officer

cc:  Christopher S. Auguste, Esq.
       Bill Huo, Esq.
       Ari Edelman, Esq.